# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuburu, Inc., CIK 0001814215
CUSIP: 67021W301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7442 S Tucson Way, Suite 130, Centennial, Colorado (CO), 80112
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-088528
Filed by CIK 0002033034

## Reporting persons
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 136,688,092; shared voting power 0; sole dispositive power 136,688,092; shared dispositive power 0; aggregate amount beneficially owned 136,688,092 (9.9% of the class)
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 136,688,092; shared voting power 0; sole dispositive power 136,688,092; shared dispositive power 0; aggregate amount beneficially owned 136,688,092 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Nuburu, Inc.
Address of issuer's principal executive offices: 7442 S Tucson Way, Suite 130 Centennial, Colorado, 80112

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 10017
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 136,688,092. Consists of (i) 19,986,000 shares of common stock, (ii) 11,660,075 shares of common stock underlying prefunded warrants ("Prefunded Warrants"), and (iii) 105,042,017 shares of common stock underlying common stock purchase warrants ("Common Warrants"), issued by the issuer to the Reporting Person in September 2025. Pursuant to the terms of the Prefunded Warrants and Common Warrants, the issuer cannot issue shares of common stock to the Reporting Person, and the Reporting Person cannot exercise its Prefunded Warrants or Common Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 9.9% of the then issued and outstanding shares of the issuer's common stock (the "Beneficial Ownership Maximum").
Percent of class: 9.9%. This percentage gives effect to the Beneficial Ownership Maximum. Consequently, due to the Beneficial Ownership Maximum, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise any of its Prefunded Warrants or Common Warrants.
Sole power to vote or to direct the vote: 136,688,092. See Item 4(a).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 136,688,092. See Item 4(a).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
https://www.sec.gov/Archives/edgar/data/1814215/000110465925066950/tm2520510d3_ex-a.htm

## Signatures
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (11/14/2025)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (11/14/2025)